UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-16391
CUSIP Number:

(Check One):     ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☑ Form 10-Q      ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Taser International, Inc.

Full name of registrant

N/A

Former name if applicable

17800 N. 85th Street

Address of principal executive office (Street and number)

Scottsdale, AZ 85255

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

     On April 15 2005, Taser International, Inc. (the “Company”) concluded that its financial statements at December 31, 2004 and for the year then ended, included in its Form 10-KSB for the year ended December 31, 2004, should no longer be relied upon due to an error in those financial statements which resulted from the Company’s calculation of the future tax benefit to be received from employees’ sale of stock received from the exercise of stock options and other tax effects of stock option exercises. Correction of this error will result in an as yet to be determined increase in deferred tax assets, accrued expenses and additional paid-in capital and will not have a significant effect on results of operations or cash flows.

     The Company has devoted significant resources through May 16, 2005 (i) to complete the restatement of its financial statements for the year ended December 31, 2004 and (ii) to complete the preparation of its financial statements for the fiscal quarter ended March 31, 2005. Because of the substantial amount of time and effort required to complete the restatement of its financial statements for the year ended December 31, 2004, the Company is unable to file its Form 10-Q for the period ended March 31, 2005 with the Commission by the prescribed filing date of May 16, 2005 without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Daniel M. Behrendt	480	991-0797

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes       ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes       ☐ No

Net sales decreased approximately 22% to $10.2 million for the first quarter of 2005 compared to $13.1 million for the first quarter of 2004, primarily due to decreased unit sales of the Taser X26 and Advanced Taser devices and decreased single cartridge sales. As a result of the decrease in net sales and its effect on other measures of the results of operations, net income decreased $3.4 million to $168,000, or $0.00 per diluted share, for the first quarter of 2005 compared to $3.6 million, or $0.06 per diluted share, for the first quarter of 2004. The foregoing information is based on the financial statements expected to be included in the Form 10-Q.

Taser International Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 17, 2005	By:	/s/ Daniel M. Behrendt

		Name:	Daniel M. Behrendt
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).